SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2009

Commission File Number 1-14493

VIVO PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

VIVO Holding Company
(Translation of Registrant's name into English)

Av. Roque Petroni Jr., no.1464, 6th floor – part, "B"building
04707-000 - São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

VIVO PARTICIPAÇÕES S.A. CNPJ/MF n° 02.558.074/0001-73 - NIRE 35.3.001.587.9-2 Publicly-held Company

MINUTES OF THE SPECIAL MEETING OF THE BOARD OF DIRECTORS
HELD ON FEBRUARY 12, 2009.

1. DATE, TIME AND PLACE: February 12, 2009, at 03:00 p.m., on Av. Roque Petroni Junior, 1464, 6º andar, lado B, São Paulo - SP.

2. CHAIRMANSHIP OF THE MEETING: Luis Miguel Gilpérez López – Chairman and Breno Rodrigo Pacheco de Oliveira - Secretary.

3.  INSTATEMENT: the meeting was instated with the attendance of the undersigned Directors, representing a quorum in conformity with the Bylaws. Also present, in accordance with the provisions set forth in article 163, §3, of Law no. 6404/76, were Fabiana Faé Vicente Rodrigues, representative of the Statutory Audit Committee of the Company, for appraisal of items 4.1 to 4.3, Roberto Oliveira de Lima, Chief Executive Officer and Ernesto Gardelliano, Executive Vice-President for Finance, Planning and Control, and also Mr. Drayton Teixeira de Melo, representative of Ernst & Young Auditores Independentes S.A., in order to provide the necessary explanations.

4.  AGENDA AND RESOLUTIONS:

  4.1  approval of the Financial Statements, accompanied by the Independent Auditors’ Opinion and the Annual Management Report, for fiscal year ended 12/31/2008: the Directors, after examination and discussion, have unanimously approved, without restrictions, the Management Report, the Officers/Directors’ Rendering of Accounts and the Financial Statements, accompanied by the Independent Auditors’ Opinion and the Statutory Audit Committee’s Opinion, which were sent to the 2009 General Meeting;

  4.2  Capital Budget for fiscal year 2009, including funding needs: by unanimous resolution, sending the Capital Budget of the Company (including its subsidiaries and the own Company’s budget) for Fiscal Year 2009 for resolution by the General Meeting was approved, under the terms and conditions contained in the proposal examined by the Directors, which budget was adopted as minimum and reference budget, and may be further reviewed along the year, to the extent of the Company’s needs;

  4.3  resolution on the allocation of the net profit for fiscal year 2008: by unanimous resolution, sending the proposal for allocation of the net profit for fiscal year 2008 to the General Shareholders’ Meeting was approved;

  4.4  approval of the Notice of Call of the General and Special Shareholders’ Meetings, by unanimous resolution, the terms of the Notice of Call for General and Special Shareholders Meetings were approved, with the Board of Executive Officers being since now authorized to adopt the necessary actions for the act to be performed;

  4.5  increase of the capital stock of VIVO S.A., without issue of new shares, out of funds of the portion of the special premium reserve corresponding to the tax benefit generated: the Directors became aware of and approved, by unanimous resolution, the proposal of the Board of Executive Officers of the Company for increase of the capital stock of its wholly-owned subsidiary, VIVO S.A., without issue of new shares, arising out of capitalization of the portion of the special premium reserve corresponding to the tax benefit generated, as a result of the corporate reorganization carried out for such purposes, as permitted in CVM Instruction no. 319/99, in the total amount of two hundred and eighty-nine million, two hundred and thirty-eight thousand, eight hundred and three reais and sixty-two cents (R$ 289,238,803.62), corresponding to the fiscal year ended 12/31/2008, deducting the credits on the Company’s behalf;

  4.6  increase of the capital stock of the Company out of funds of the portion of the special premium reserve corresponding to the tax benefit generated: the Directors became aware of and approved, by unanimous resolution, the proposal of the Board of Executive Officers of the Company for the increase of its capital stock, within the limit of its authorized capital, arising out of the capitalization of the portion of the special premium reserve corresponding to the tax benefit generated, as a result of the corporate reorganization carried out for such purpose, as permitted in CVM Instruction no. 319/99, in the total amount of one hundred and eighty-nine million, eight hundred and ninety-six thousand, eighty reais and sixty cents (R$ 189,896,080.60), corresponding to the fiscal year ended on 12/31/2008, deducting the credits on behalf of the controlling shareholder, Portelcom Participações S.A. (“Portelcom”), the capital stock of the company being increased from the current six billion, seven hundred and ten million, five hundred and twenty-six thousand, six hundred and forty-nine reais and fifty-six cents (R$ 6,710,526,649.56) to six billion, nine hundred million, four hundred and twenty-two thousand, seven hundred and thirty reais and sixteen cents (R$ 6,900,422,730.16), upon issue of five million, eight hundred and nineteen thousand, six hundred and seventy-eight (5,819,678) new shares, of which two million, one hundred and twenty-four thousand, nine hundred and eighty-nine (2,124,989) are common shares and three million, six hundred and ninety-four thousand, six hundred and eighty-nine (3,694,689) are preferred shares, of book-entry type, all of them registered and with no face value, the Board of Executive Officers being since now authorized to adopt the necessary actions for the performance of this acts, including publication of notice to the shareholders.

  4.6.1   The preemptive right provided for in article 171, of Law no. 6404/76, under the terms of article 7, §1, of CVM Instruction no. 319/99 shall be assured, and the proceeds arising out of the actual exercise of the preemptive rights shall be fully credited to shareholder Portelcom.

  4.6.2   The issue price of the shares corresponds to 100% of the weighted average of the prices in the main market for the preferred shares in the 10 Bovespa floor sessions held from 01/28/2009 until and including 02/10/2009, resulting in the amount of thirty-two reais and sixty-three cents (R$ 32.63) per preferred share and per common share.

  4.6.3   The issued shares will be entitled to the payment of dividends and eventual interest on the own capital on a full basis, as may be declared by the Company as from this date for fiscal year 2009 and future years.

  4.6.4   The period for exercise of the preemptive right shall begin on 02/16/2009 and end on 03/17/2009.

  4.6.5   The shares shall be paid-up in cash, upon subscription.

  4.6.6   Whereas this increase of the capital stock is within the limit of the authorized capital of the Company, the Directors since now confirm the capital stock of the Company, subject matter of the proposal now approved.

  4.6.7   Finally, the Directors approved the submission to the general shareholders’ meeting, for their appraisal and approval, of the amendment to the wording of article 5 of the Company’s Bylaws, which shall hereinafter read as follows:

  “Art. 5º - The subscribed and fully paid-up capital stock is six billion, nine hundred million, four hundred and twenty-two thousand, seven hundred and thirty reais and sixteen cents (R$6,900,422,730.16), represented by three hundred and seventy-four million, three hundred and thirty-nine thousand, and thirty-four (374,339,034) book-entry shares, of which one hundred and thirty-six million, two hundred and seventy-five thousand, three hundred and thirty-four (136,275,334) are common shares and two hundred and thirty-eight million, sixty-three thousand and seven hundred (238,063,700) are preferred shares, all of them registered and with no face value.”

  4.7   substitution of the Compliance Vice-President: the Chairman of the Board submitted to the other Directors the letter of resignation signed by Mr. Sérgio Assenço Tavares dos Santos, who had been elected to the office of Compliance Vice-President, by this board, at a meeting held on 01/02/2006. Following, Mr. Ercio Alberto Zilli, Brazilian, married, electrical engineer, bearer of Identity Card no. 326.379 – SSP/DF and enrolled with the Individual Taxpayer Registry (CPF/MF) under no. 057.437.451-53, with offices at Av. Roque Petroni Junior, 1464, 6º andar, lado A, Morumbi, CEP 04707-000, São Paulo – SP, was elected in substitution for Mr. Sérgio Assenço Tavares dos Santos. The Vice-President now elected shall complement the term of office in course, that is, until the next first meeting of the Board of Directors to be held after the 2009 General Shareholders’ Meeting. It is herein recorded that he declared not to have been convicted for any crime set forth in the Law which might prevent him from exercising business activities, as well as that he is able to sign the statement required in CVM Instruction no. 367/2002, and that he committed himself to present such statement, duly signed, at the time of signing his Instrument of Investiture. The Directors have caused to be recorded in these minutes that they thanked to Mr. Sérgio Assenço Tavares dos Santos for his excellent and dedicated contribution to the Company.

  After the above mentioned election, the Board of Executive Officers has the following members:

  Chief Executive Officer: Roberto Oliveira de Lima
  Executive Vice-President for Finance, Planning and Control: Ernesto Gardelliano
  Executive Vice-President for Operations: Paulo Cesar Pereira Teixeira
  Executive Vice-President for Marketing and Innovation: Hugo Mattos Janeba
  Vice-President for Networks: Javier Rodríguez García
  Vice-President for Compliance: Ercio Alberto Zilli

Since there was nothing else to be discussed, the meeting was closed and these minutes were drawn-up, which were read, approved and signed by the Directors and by the Secretary, and transcribed in the proper book.

SIGNATURES: Luis Miguel Gilpérez López – Chairman of the Board of Directors; Shakhaf Wine – Vice-Chairman of the Board of Directors; Luis Miguel da Fonseca Pacheco de Melo (represented by Shakhaf Wine); Rui Manuel de M. D’Espiney Patrício; Félix Pablo Ivorra Cano; Ignácio Aller Mallo; José Guimarães Monforte; Luiz Kaufmann; Antonio Gonçalves de Oliveira – Directors; Fabiana Faé Vicente Rodrigues – Statutory Audit Committee Member and Breno Rodrigo Pacheco de Oliveira – Secretary.

This certificate is a faithful copy of the minutes of the special meeting of the Board of Directors, held on February 12, 2009, drawn-up in the proper book.

Breno Rodrigo Pacheco de Oliveira
Secretary - OAB/RS nº 45.479

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 9, 2009

VIVO PARTICIPAÇÕES S.A.

By:	/S/ Ernesto Gardelliano
Ernesto Gardelliano Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.